UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___ to ___

Commission file number 1-1204

AMERADA HESS CORPORATION

EMPLOYEES’ SAVINGS AND STOCK BONUS PLAN

(Full title of the Plan)

AMERADA HESS CORPORATION

1185 AVENUE OF THE AMERICAS, NEW YORK, N. Y. 10036

(Name of issuer of the securities held pursuant to the Plan

and the address of its principal executive office)

AMERADA HESS CORPORATION

EMPLOYEES’ SAVINGS
AND
STOCK BONUS PLAN

FINANCIAL STATEMENTS

2004

AMERADA HESS CORPORATION

EMPLOYEES’ SAVINGS AND STOCK BONUS PLAN

STATEMENT OF ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2004	2003
ASSETS

Investments, at fair value
Fidelity funds	$141,746,553	$106,364,635
Amerada Hess Corporation common stock	94,383,919	68,835,158
Short-term investment funds	684,160	333,843

	236,814,632	175,533,636
Loans receivable	5,935,682	4,836,351
Interest and dividends receivable	342,802	385,960
Employer contributions receivable	3,000	—

Total assets available for benefits	$243,096,116	$180,755,947

See notes to financial statements.

AMERADA HESS CORPORATION

EMPLOYEES’ SAVINGS AND STOCK BONUS PLAN

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2004	2003
Investment income
Net appreciation in fair value of investments	$45,933,071	$13,698,023
Distributions from Fidelity funds	2,846,420	1,430,144
Dividends	1,470,382	1,490,949
Interest	292,864	296,587

	50,542,737	16,915,703
Employee contributions	17,291,155	15,639,173
Employer contributions	12,511,063	11,428,982
Rollovers from other plans	1,216,841	523,621
Administrative fees on employee loans	(41,549)	(33,005)
Transfers from (to) other plans, net	434,324	(89,711)

	81,954,571	44,384,763
Less withdrawals	19,614,402	11,988,081

Increase in assets	62,340,169	32,396,682
Total assets available for benefits at beginning of year	180,755,947	148,359,265

Total assets available for benefits at end of year	$243,096,116	$180,755,947

See notes to financial statements.

AMERADA HESS CORPORATION

EMPLOYEES’ SAVINGS AND STOCK BONUS PLAN

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2004 and 2003

SUMMARY OF ACCOUNTING POLICIES:

     NOTE 1—The significant accounting policies of the Amerada Hess Corporation Employees’ Savings and Stock Bonus Plan (the “Plan”) are summarized below.

     Valuation of Investments. The Plan’s investments are stated at fair value. Fidelity fund values are determined based on net asset values. Amerada Hess Corporation common stock values are based on the closing market prices on the New York Stock Exchange. Short-term investment values are based on redemption values.

     Loans Receivable. Participant loans are valued at their outstanding balances.

     Interest and Dividend Income. Interest and dividend income is recorded to participant accounts as earned.

     Sale of Investments. Gains or losses on sales of Amerada Hess Corporation common stock are based on actual cost. Gains or losses on sales of Fidelity funds are based on average cost.

     Master Trust. The Amerada Hess Corporation Master Trust for Employees’ Savings Plans (the “Master Trust”) was established to combine under one agreement the assets of the Plan and the assets of the Amerada Hess Corporation Savings and Stock Bonus Plan for Retail Operations Employees (the “Retail Plan”). The trustee maintains separate accounts for each participant to allocate the assets and income of the Master Trust to each of the plans.

     Estimates. In preparing financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

DESCRIPTION OF PLAN:

     The following description of the Plan is provided for general information only. For more detailed information, participants should refer to the Summary Plan Description or contact their local Human Resources Department or the Human Resources Service Center.

     NOTE 2—General. The Plan is a defined contribution plan covering eligible employees of Amerada Hess Corporation (the “Company”). Employees are eligible to enroll in the plan upon hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

     NOTE 3—Contributions. At the election of each participating employee, pre-tax amounts contributed under the Plan (from 1% to 25% of compensation) are invested by Fidelity Management Trust Company, as Trustee and Custodian of the Plan, in one or more of seventeen Fidelity funds with varying investment objectives or in the Amerada Hess Corporation Common Stock Fund (see Note 4 below). Compensation taken into account under the Plan was limited by law to $205,000 in 2004 and to $200,000 in 2003. In 2005 the limit will be $210,000. Before-tax contributions were limited by law to $13,000 in 2004 and $12,000 in 2003. The limit for 2005 will be $14,000.

     Employees who attained age 50 by December 31, were eligible to make a separate before-tax “catch-up” contribution of $3,000 during 2004 and $2,000 during 2003. Catch-up contributions are not eligible for matching company contributions and can be made in addition to regular contributions. In 2005 catch-up contributions up to $4,000 will be allowed for employees who attain age 50 by the end of the year.

AMERADA HESS CORPORATION

EMPLOYEES’ SAVINGS AND STOCK BONUS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004 and 2003

     The employer contributed 100% of participants’ contributions up to 6% of eligible compensation while the participants were contributing to the Plan. Employer contributions were not made after participants contributions reached the legal limits of $13,000 and $12,000 in 2004 and 2003, respectively. Employees may direct 50% of the employer’s matching contributions to any of the Plan’s investment funds. However, those employees age 55 and older may direct 100% of the employer contributions to any of the Plan’s investment funds.

     NOTE 4—Participant Accounts. Each participant’s account is credited with the participant’s contribution and allocations of the Company contribution and Plan earnings. Amounts are contributed to each of the Plan’s investment funds in the proportion designated by each employee, in increments of 1% of the amount contributed. A participant may change investment designations for future contributions or reallocate existing investments to different funds on a daily basis.

     The Trustee does not receive compensation from the Plan. Such compensation and other administrative costs are paid by the Company, except for administrative fees on employee loans, which are charged to participants’ accounts with outstanding loans.

     Following are the investment choices for amounts contributed:

          Fidelity Retirement Money Market Portfolio

          Fidelity U.S. Bond Index Fund

          Fidelity Asset Manager

          Fidelity U.S. Equity Index Commingled Pool

          Fidelity Growth & Income Portfolio

          Fidelity Overseas Fund

          Fidelity Aggressive Growth Fund

          Fidelity Freedom Funds (New funds effective May 2004) *

          Fidelity Low-Priced Stock Fund (Closed to new participants as of July 30, 2004)

          Amerada Hess Corporation Common Stock Fund

          *Nine separate Life Cycle funds based on various retirement years.

     Descriptions and information concerning investment objectives and risk on the above funds are included in the Summary Plan Description or in brochures that were sent to eligible participants. Approximately 1% of the Amerada Hess Corporation Common Stock Fund is held in short-term investment funds to facilitate daily transactions.

AMERADA HESS CORPORATION

EMPLOYEES’ SAVINGS AND STOCK BONUS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004 and 2003

     NOTE 5—Vesting. Interest in the Plan attributable to participant and employer contributions shall at all times be vested.

     NOTE 6—Participant Loans. Participants may borrow up to 50% of their entire vested account balance, including their Company matching account, with a minimum of $500 up to a maximum of $50,000. Participants may have two concurrent loans. The total of the loans cannot exceed the lesser of $50,000 or 50% of the participant’s account balance. Their vested interests in the Plan serve as collateral for the loans. Loans are amortized in level payments over a period of not more than five years, or not more than 30 years if borrowed for the purpose of acquiring a principal residence, and are repaid with interest at 1% above the prime rate determined at the time the loan is made. Loan origination fees of $35.00 and annual maintenance fees of $15.00 are charged to Plan accounts of participants who borrow from the Plan.

     NOTE 7—Rollovers From Other Plans. Employees may deposit an eligible rollover distribution made by a qualified plan of another employer. They may also rollover a distribution from an individual retirement account whose assets were derived solely from the rollover from a qualified plan of another employer. Rollovers are accepted in cash only and are invested according to the participant’s current fund election for contributions. An employee who is not contributing to the Plan must elect investment options at the time of the rollover. The current market values of amounts rolled over to the Plan can be withdrawn in whole or in part at any time.

     NOTE 8—Payment of Benefits. Upon a total withdrawal or distribution, an employee’s investments in the Fidelity funds are paid in cash. The employee’s investments in the Amerada Hess Corporation Common Stock Fund are distributed either in whole shares of stock of Amerada Hess Corporation (plus the cash equivalent of any fractional shares) or in cash, depending upon the employee’s election.

     Voluntary complete withdrawals from before-tax contribution accounts are permitted only after attainment of age 59 1/2, except that withdrawals of before-tax accounts are permitted in the case of hardship. Generally only employee after-tax contributions and employer contributions made prior to January 1, 2002 are eligible for withdrawal by active employees under age 59 1/2. Terminated employees may withdraw their entire balance at any time.

     Partial withdrawals are distributed in cash on a pro rata basis as to the employee’s after-tax contributions in each of the Fidelity funds and the Amerada Hess Corporation Common Stock Fund. Participants who attain age 59 1/2 also may withdraw from their before-tax contribution accounts. These withdrawals also are distributed in cash on a pro rata basis as to the employee’s before-tax contributions in each fund.

     Employees may elect direct rollovers of the taxable portion of their distributions to an individual retirement account, individual retirement annuity or a qualified plan of another employer. Eligible distributions that are not rolled over are subject to federal income tax withholding at 20% and may be subject to an additional 10% tax.

AMERADA HESS CORPORATION

EMPLOYEES’ SAVINGS AND STOCK BONUS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004 and 2003

INVESTMENTS:

     NOTE 9—The following presents investments that represent 5 percent or more of the Plan’s assets:

	December 31,
	2004		2003
Amerada Hess Corporation common stock, 1,145,714 and 1,294,624 shares, respectively	$94,383,919	*	$68,835,158	*
Fidelity Growth & Income Portfolio, 1,104,665 and 1,011,173 shares, respectively	42,209,260		36,028,076
Fidelity Asset Manager, 914,272 and 793,299 shares, respectively	14,820,342		12,502,391
Fidelity U. S. Equity Index Commingled Pool, 423,655 and 377,650 shares, respectively	15,853,186		12,753,235
Fidelity Retirement Money Market Portfolio, 20,338,493 and 13,801,578 shares, respectively	20,338,493		13,801,578
Fidelity Aggressive Growth Fund, 687,219 and 645,659 shares, respectively	11,407,843		9,639,692
Fidelity U. S. Bond Index Fund, 1,050,250 and 839,337 shares, respectively	11,699,789		9,392,183
Fidelity Low — Priced Stock Fund, 379,970 and 215,892 shares, respectively	15,293,791		7,551,903

* Includes nonparticipant-directed investments.

     NOTE 10—During 2004 and 2003 the value of the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

	Years Ended December 31,
	2004	2003
Amerada Hess Corporation common stock	$37,601,637	$(953,898)
Fidelity funds	8,331,434	14,651,921

Net appreciation in fair value of investments	$45,933,071	$13,698,023

AMERADA HESS CORPORATION

EMPLOYEES’ SAVINGS AND STOCK BONUS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004 and 2003

NONPARTICIPANT-DIRECTED INVESTMENTS:

     NOTE 11—Information about the assets and the components of the changes in assets relating to the nonparticipant-directed investments (amounts contributed by the employer in the Amerada Hess Corporation Common Stock Fund) is as follows:

	December 31,
	2004	2003
Assets:
Amerada Hess Corporation common stock	$35,233,800	$24,530,028
Short-term investment funds	255,370	118,968
Interest and dividends receivable	127,969	137,540
Employer contributions receivable	1,500	—

	$35,618,639	$24,786,536

	Years Ended December 31,
	2004	2003
Changes in Assets:
Dividend income	$693,338	$531,313
Interest income on participant loans	49,667	47,468
Net appreciation (depreciation) in fair value of assets	14,036,804	(339,930)
Employer contributions	5,093,341	4,113,400
Participant loan withdrawals	(650,336)	(387,346)
Participant loan repayments	343,948	285,262
Administrative fees on employee loans	(6,871)	(5,493)
Transfers to other plans, net	(6,160)	(66,477)
Transfers to participant-directed investments	(6,020,639)	(258,677)
Withdrawals	(2,700,989)	(1,137,711)

Increase in assets	$10,832,103	$2,781,809

AMERADA HESS CORPORATION

EMPLOYEES’ SAVINGS AND STOCK BONUS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004 and 2003

OTHER ITEMS:

     NOTE 12—Plan Termination. Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

     NOTE 13—Tax Status. The Plan has received a determination letter from the Internal Revenue Service dated September 16, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. The Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

     NOTE 14—Transfers to and from Other Plans. During 2004 and 2003 certain employee account balances were transferred from or to the Retail Plan and the HOVENSA Employees’ Savings Plan due to job changes and job transfers.

AMERADA HESS CORPORATION

EMPLOYEES’ SAVINGS AND STOCK BONUS PLAN

NOTES TO FINANCIAL STATEMENTS—(Continued)

For the Years Ended December 31, 2004 and 2003

INVESTMENTS IN MASTER TRUST:

     NOTE 15—The Master Trust covers the Plan and the Retail Plan. At December 31, 2004 and 2003, the Plan’s interest in the assets of the Master Trust was 97.5% and 97.0%, respectively. The changes in the assets of the Master Trust are based on the combined changes in the assets of the Plan and the Retail Plan.

     The following table represents the fair value of investments held in the Master Trust:

	December 31,
	2004	2003
Amerada Hess Master Trust investments:
Investments, at fair value
Fidelity Funds	$145,463,761	$110,197,932
Amerada Hess Corporation common stock	96,828,546	70,529,261
Short-term investment funds	701,861	342,067
Loans receivable	6,106,094	4,974,104
Interest and dividends receivable	351,681	395,459
Employer contributions receivable	3,000	—

Total assets available for benefits	$249,454,943	$186,438,823

     The changes in the assets of the Master Trust are as follows:

	Years Ended December 31,
	2004	2003
Investment income	$4,720,200	$3,326,810
Net appreciation in fair value of investments	47,030,072	14,041,323
Employee contributions	17,759,364	16,111,906
Employer contributions	12,815,828	11,732,477
Rollovers from other plans	1,216,841	553,838
Administrative fees on employee loans	(46,281)	(36,959)
Transfers from (to) other plans, net	276,482	(175,483)
Withdrawals	(20,756,386)	(12,742,820)

Net increase	63,016,120	32,811,092
Total assets available for benefits at beginning of year	186,438,823	153,627,731

Total assets available for benefits at end of year	$249,454,943	$186,438,823

Report of Independent Registered Public Accounting Firm

AMERADA HESS CORPORATION EMPLOYEE BENEFIT
PLANS COMMITTEE AND PARTICIPANTS IN THE
AMERADA HESS CORPORATION EMPLOYEES’ SAVINGS
AND STOCK BONUS PLAN:

We have audited the accompanying statement of assets available for benefits of the Amerada Hess Corporation Employees’ Savings and Stock Bonus Plan as of December 31, 2004 and 2003, and the related statement of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

New York, New York
June 21, 2005

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Amerada Hess Corporation Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

AMERADA HESS CORPORATION
EMPLOYEES’ SAVINGS AND STOCK
BONUS PLAN

/s/ K. B. Wilcox

By: K. B. Wilcox
Vice President and Member of the
Amerada Hess Corporation
Employee Benefit Plans Committee

June 24, 2005